UNIGENE LABORATORIES, INC.
81 Fulton Street
Boonton, New Jersey 07005

October 29, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jim Rosenberg, Senior Assistant Chief Accountant
Lisa Vanjoske, Assistant Chief Accountant
Christine Allen, Staff Accountant
Suzanne Hayes, Legal Branch Chief
Karen Ubell, Staff Attorney

Re:	Unigene Laboratories, Inc.
Form 10-K
Filed March 16, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 29, 2010
File No. 000-16005

Ladies and Gentlemen:

I am writing on behalf of Unigene Laboratories, Inc. (the “Company”) in regard to the questions and comments raised by the staff (the “Staff”) of the Securities and Exchange Commission in a letter to Ashleigh Palmer dated October 22, 2010 (the “Comment Letter”).  As per a discussion which our attorney, Sara Bucholtz of Dechert LLP, had with Karen Ubell of the Staff on October 28, 2010, we hereby acknowledge to the Staff that we are in receipt of the Comment Letter and we are in the process of preparing our responses thereto.  As per their discussion, the Company intends to respond to the Comment Letter by Friday, November 19, 2010.

If you have any questions regarding this letter, please contact the undersigned at (973) 265-1100, ext. 204.

Very truly yours,

/s/  Gregory T. Mayes

Gregory T. Mayes
Vice President of Corporate Affairs and General Counsel

cc:	Ashleigh Palmer
William Steinhauer
Ella DeTrizio, Dechert LLP
Sara Bucholtz, Dechert LLP
Michael Creasy, Grant Thornton LLP
Keyur Thakkar, Grant Thornton LLP